UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission file number: 001-38813

Puyi Inc.

61F, Pearl River Tower

No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou

Guangdong Province, People’s Republic of China

Tel: +86-020-28381666

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Share Exchange Transactions with Certain Shareholders of Fanhua

On December 27, 2023, Puyi Inc. (“Puyi”) entered into certain share exchange agreements with certain shareholders of Fanhua Inc. (“Fanhua,” NASDAQ: FANH), including Mr. Yinan Hu, co-chairman and CEO of Fanhua, certain executive officers of Fanhua, certain employees of Fanhua and certain other shareholders (collectively “Fanhua’s Participating Shareholders”). The transaction is expected to close on December 29, 2023, subject to customary closing conditions.

Pursuant to the share exchange agreements, Puyi will issue an aggregate of 284,113,314 ordinary shares of Puyi in exchange for an aggregate of 568,226,628 ordinary shares of Fanhua beneficially owned by Fanhua’s Participating Shareholders. The exchange ratio for the transactions is 2 ordinary shares of Fanhua per Puyi ordinary share. Upon completion of the transactions, Fanhua’s Participating Shareholders will collectively own 76.7% of Puyi’s issued and outstanding equity interests while Puyi will own approximately 50.1% of Fanhua’s issued and outstanding equity interests and become its largest shareholder.

CONTENTS

Exhibit 10.1 – Form of Securities Exchange Agreement
Exhibit 99.1 – Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PUYI INC.

By:	/s/ Ren Yong
Name:	Ren Yong
Title:	Chairman of the board, Chief Executive Officer

Date: December 27, 2023

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